ACUSHNET HOLDINGS CORP.

July 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Heather Clark

RE:    Comment Letter Dated June 28, 2018
Acushnet Holdings Corp.
Form 10-K for the Year Ended December 31, 2017
Response Dated June 25, 2018
File No. 001-37935

Dear Ms. Clark:

In connection with your letter dated June 28, 2018 to William Burke, Chief Financial Officer of Acushnet Holdings Corp. (“Acushnet” or the “Company”), the Company is providing the following response to the comment on Acushnet’s Form 10-K for the fiscal year ended December 31, 2017 made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, the Staff’s comment is included prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015 Net Sales, Page 62

1.
We note from your response to prior comment 1 that the accounting adjustments concerning your gross versus net revenue presentation in 2016 were not material. Please tell us the amount of the adjustments to your 2016 net sales and gross profit. In this regard, it appears that the revised amounts for income from operations and net loss for the 3rd quarter of 2016 are materially different from the amounts included in your Form 10-Q for the quarter ended September 30, 2016. Please advise. In addition, your response should fully explain the nature of the reassessment that caused you to change your accounting, why you previously used net accounting, and the factors that led to your decision to switch to gross accounting. Also, note that under Item 302(A)(2) of Regulation S-K, when amounts presented as unaudited quarterly data, such as in Note 22, are revised from those previously included in Form 10-Qs, the amounts should be reconciled and an explanation given in the notes to the financial statements.

Response:

We respectfully submit that the amount of the adjustments to our 2016 net sales and gross profit, the materiality of the revisions to our income from operations and net loss for the third quarter of 2016 and the disclosures required under Item 302(A)(2) of Regulation S-K were previously disclosed in our Form 10-K for the year ended December 31, 2016 in Footnote 22 on page F-45. That disclosure included the following:
The Company has revised its previously issued first, second and third quarter of 2016 unaudited consolidated financial information to correct for immaterial adjustments related to the treatment of commissions paid on certain retail sales in Korea and the timing of revenue recognition on shipments of trial golf clubs.
The revision related to the treatment of commissions paid on certain retail sales in Korea resulted in an increase in net sales and a corresponding increase in selling, general and administrative expense of $2.0 million in the first quarter of 2016, an increase in net sales and a corresponding increase in selling, general and administrative expense of $4.7 million in the second quarter of 2016 and an increase in net sales and a corresponding increase in selling, general and administrative expense of $3.9 million in the third quarter of 2016.
The revision related to the timing of revenue recognition on shipments of trial golf clubs resulted in a decrease in net sales of $4.8 million, a decrease in cost of goods sold of $3.3 million, a decrease in gross profit of $1.5 million, a decrease in income tax expense of $0.5 million and a decrease in net income of $1.0 million in the first quarter of 2016; a decrease in net sales of $1.6 million, a decrease in cost of goods sold of $1.1 million, a decrease in gross profit of $0.5 million, a decrease in income tax expense of $0.2 million and a decrease in net income of $0.3 million in the second quarter of 2016; and an increase in net sales of $3.0 million, an increase in cost of goods sold of $2.0 million, an increase in gross profit of $1.0 million, an increase in income tax expense of $0.3 million and an increase in net income of $0.7 million in the third quarter of 2016.
In accordance with Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company assessed the materiality of the adjustments and concluded these items were not material to any previously issued annual or interim financial statements. However, to facilitate comparisons among periods, the Company has decided to revise its previously issued first, second and third quarter 2016 unaudited consolidated financial information presented within this footnote for the adjustments and those revisions will be reflected in the Company’s future filings.
In Form 10-Q for the quarterly period ended September 30, 2016, the Company originally reported Income from operations of $8.6 million and a Net loss of $5.0 million. In Form 10-K for the year ended December 31, 2016, the Company revised these amounts to Income from operations of $9.6 million and a Net loss of $4.4 million, an increase in Income from operations of $1.0 million and a decrease in Net loss of $0.6 million.
In response to the Staff’s question regarding the reassessment of the retail arrangements in Korea, the Company reviewed its retail arrangements in Korea during 2016 and reassessed its gross versus net reporting analysis in accordance with the guidance then in effect, ASC 605 - Revenue Recognition - Principal Agent Considerations. Based on this reassessment, the Company concluded that based upon local business practices that it is the principal in these sale transactions and that revenue should be recorded on a gross basis, rather than net, with the offset for related commissions recorded in selling, general and administrative expense. The Company had initially determined that it was the agent in these transactions based on the terms of the contracts and recorded the revenue on a net basis.
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Please do not hesitate to call us at (508) 979-3694 if you have any questions or require additional information.

Sincerely,

Acushnet Holdings Corp.

By: /s/ William C. Burke
William C. Burke
Executive Vice President, Chief Financial Officer and Treasurer